UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42459

DIGINEX LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

25 Wilton Road, Victoria

London

Greater London

SW1V 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Submission of Matters to a Vote of Security Holders.

On October 8, 2026, Diginex Limited (the “Company”) held an Extraordinary General Meeting of its shareholders (the “Meeting”). The Meeting was held virtually. On August 14, 2026, the record date for the Meeting, there were 50,130,130 shares of the Company’s ordinary shares entitled to be voted at the Meeting, among which 27,584,395 ordinary shares of Company or 55.026% were represented in person or by proxy and voted at the Meeting.

Proposal 1. Transaction and Consideration Shares Proposal (the “Transaction Proposal”) – a proposal to resolve, by ordinary resolution, that:

(a) the Company’s entry into the Amended and Restated Sale and Purchase Agreement dated August 14, 2026 (the “A&R SPA”) among the Company and the sellers named therein, pursuant to which the Company has agreed to acquire the entire issued and outstanding share capital of Resulticks Global Companies Pte. Limited (“Resulticks”), together with the transactions contemplated thereby (collectively, the “Transaction”), be and hereby is authorized, approved and ratified in all respects;

For	Against	Abstain	Broker Non-Vote
27,255,816 (98.809%)	25,938 (0.094%)	302,641 (1.097%)	0

Proposal 1(a) was approved by the Company’s shareholders representing 98.8% of the votes present at the Meeting.

(b) the acquisition by the Company of all of the issued and outstanding share capital of Resulticks pursuant to the A&R SPA, be and hereby is authorized, approved and ratified in all respects;

For	Against	Abstain	Broker Non-Vote
27,255,658 (98.808%)	26,400 (0.096%)	302,337 (1.096%)	0

Proposal 1(b) was approved by the Company’s shareholders representing 98.8% of the votes present at the Meeting.

(c) subject to the Changes of Authorized Share Capital (as defined below), the allotment and issuance by the Company to the sellers under the A&R SPA of an aggregate of 600,000,000 ordinary shares of the Company, subject to such proportionate adjustment as may be required pursuant to the A&R SPA as a result of any consolidation, subdivision or other reorganization of the Company’s share capital (the “Consideration Shares”), credited as fully paid, be and hereby is authorized and approved; and

For	Against	Abstain	Broker Non-Vote
27,255,549 (98.808%)	26,433 (0.096%)	302,413 (1.096%)	0

Proposal 1(c) was approved by the Company’s shareholders representing 98.8% of the votes present at the Meeting.

(d) the Directors of the Company (the “Directors”), or any one or more of them, be and hereby are authorized to take any and all actions and to execute, deliver and perform any and all agreements, certificates, instruments and other documents that they consider necessary, advisable or desirable to consummate the Transaction and give effect to this Transaction Proposal, including agreeing to such non-material amendments to the A&R SPA and related transaction documents as they may consider appropriate

For	Against	Abstain	Broker Non-Vote
27,255,634 (98.808%)	26,184 (0.095%)	302,577 (1.097%)	0

Proposal 1(d) was approved by the Company’s shareholders representing 98.8% of the votes present at the Meeting.

The Transaction Proposal was approved by the Company’s shareholders at the Meeting.

Proposal No. 2. Change of Control (the “Change of Control Proposal”) – a proposal, to resolve, by ordinary resolution, that the change of control of the Company resulting from the Transaction and the issuance of the Consideration Shares and other securities to be issued in connection therewith, including, to the extent applicable, for purposes of Nasdaq Listing Rule 5635(b), be and hereby is authorized and approved provided that nothing in this proposal shall constitute a waiver of or election not to rely upon any foreign private-issuer home-country practice available to the Company under Nasdaq Listing Rule 5615(a)(3).

For	Against	Abstain	Broker Non-Vote
27,256,678 (98.812%)	25,331 (0.092%)	302,386 (1.096%)	0

The Change of Control Proposal was approved by the Company’s shareholders representing 98.8% of the votes present at the Meeting.

Proposal No. 3. Changes of Authorized Share Capital (the “Changes of Authorized Share Capital Proposal”) - a proposal, to resolve by ordinary resolution that, subject to and conditional upon the closing of the Transaction (other than the issuance of the Consideration Shares), the authorized share capital of the Company be increased and changed from US$200,000 divided into 495,000,000 ordinary shares of a par value of US$0.0004 each and 5,000,000 preferred shares of a par value of US$0.0004 each to US$520,000 divided into 1,300,000,000 ordinary shares of a par value of US$0.0004 each, by (i) the creation of 800,000,000 additional authorized ordinary shares of a par value of US$0.0004 each and (ii) the redesignation of 5,000,000 authorized but unissued preferred shares of US$0.0004 each as 5,000,000 authorized but unissued ordinary shares of a par value of US$0.0004 each (the “Changes of Authorized Share Capital”), each ranking pari passu in all respects with the existing shares of the same class.

For	Against	Abstain	Broker Non-Vote
27,249,770 (98.787%)	23,918 (0.087%)	310,707 (1.126%)	0

The Changes of Authorized Share Capital Proposal was approved by the Company’s shareholders representing 98.8% of the votes present at the Meeting.

Proposal No. 4. Share Consolidation (the “Share Consolidation Proposal”) - a proposal to resolve, by ordinary resolution that, immediately after the Changes of Authorized Share Capital takes effect, and subject to compliance with applicable law and the requirements of The Nasdaq Stock Market LLC:

(a) every ten (10) then issued and unissued ordinary shares of the Company of a par value of US$0.0004 each be consolidated into one (1) ordinary share of a par value of US$0.004 each (each, a “Consolidated Ordinary Share”), with such Consolidated Ordinary Shares ranking pari passu in all respects with one another and having the same rights and being subject to the same restrictions as the existing ordinary shares as set out in the existing memorandum and articles of association of the Company, save as to par value (the “Share Consolidation”);

For	Against	Abstain	Broker Non-Vote
27,255,986 (98.809%)	21,576 (0.078%)	306,833 (1.112%)	0

Proposal 4(a) was approved by the Company’s shareholders representing 98.8% of the votes present at the Meeting.

(b) no fractional Consolidated Ordinary Shares shall be issued and any fractional entitlement otherwise arising shall be rounded up to the next whole Consolidated Ordinary Share, such that the authorized share capital of the Company shall become US$520,000 divided into 130,000,000 ordinary shares of a par value of US$0.004 each; and

For	Against	Abstain	Broker Non-Vote
27,256,252 (98.810%)	16,898 (0.061%)	311,245 (1.128%)	0

Proposal 4(b) was approved by the Company’s shareholders representing 98.8% of the votes present at the Meeting.

(c) the number of ordinary shares, warrants, options, restricted share units, performance share units and other securities or rights exercisable for, convertible into or otherwise referencing ordinary shares of the Company, together with the applicable exercise, conversion or subscription prices thereof, shall be adjusted to reflect the Share Consolidation to the extent required by their terms and, in the case of securities issued or issuable pursuant to the A&R SPA, in accordance with the terms of the A&R SPA.

For	Against	Abstain	Broker Non-Vote
27,257,507 (98.815%)	16,494 (0.060%)	310,394 (1.125%)	0

Proposal 4(c) was approved by the Company’s shareholders representing 98.8% of the votes present at the Meeting.

The Share Consolidation Proposal was approved by the Company’s shareholders at the Meeting.

Proposal No. 5. Amended and Restated Memorandum and Articles of Association Proposal (the “M&AA Amendment Proposal”) – a proposal to resolve, by special resolution, that subject to the Changes of Authorized Share Capital and Share Consolidation taking effect, the third amended and restated memorandum and articles of association of the Company, be and hereby are approved and adopted in their entirety, in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company and the Directors, be and hereby are authorized to take all actions and make all filings with the Registrar of Companies of the Cayman Islands and any other governmental or regulatory authority that they consider necessary, advisable or desirable.

For	Against	Abstain	Broker Non-Vote
27,252,837 (98.798%)	23,941 (0.087%)	307,617 (1.115%)	0

The M&AA Amendment Proposal was approved by the Company’s shareholders representing 98.8% of the votes present at the Meeting.

Proposal No. 6. Equity Incentive Plan Proposal (the “EIP Proposal”) – a proposal to resolve, by ordinary resolution, that the second amended and restated 2024 Omnibus Incentive Plan of the Company be and hereby is approved and adopted in its entirety and in substitution for and to the exclusion of the existing Amended and Restated 2024 Omnibus Incentive Plan of the Company, such that (i) the aggregate number of shares that are available for issuance thereunder shall be increased from 5,400,000 ordinary shares to 9,000,000 ordinary shares (after factoring in the adjustment to be made as a result of the Share Consolidation), and (ii) all references to the par value of the ordinary shares of the Company shall be updated to reflect the revised par value as adjusted as a result of the Share Consolidation, and the Directors be and hereby are authorized to administer and implement such plan in accordance with its terms.

For	Against	Abstain	Broker Non-Vote
27,226,941 (98.704%)	49,126 (0.178%)	308,328 (1.118%)	0

The EIP Proposal was approved by the Company’s shareholders representing 98.7% of the votes present at the Meeting.

Proposal No. 7. Ancillary Transaction Agreements Proposal (the “Ancillary Agreements Proposal”) - a proposal to resolve, by ordinary resolution, that to the extent not previously validly issued or and subject to the terms described in the Notice of Extraordinary General Meeting and accompanying proxy statement, the following transactions be and hereby are approved and, where appropriate, ratified and confirmed: (a) the Amended and Restated Deed of Undertaking dated August 14, 2026, including the termination and cancellation of the Diginex Founder Warrants, Outstanding IPO Warrants and applicable restricted stock units and performance stock units issued to Miles Pelham and the allotment and issuance of up to 40,000,000 ordinary shares to Rhino Ventures Limited, subject to the forfeiture / treasury-share or alternative security arrangements contemplated by the Transaction documents; (b) the Resulticks Additional Investment (as defined in the A&R SPA), including up to approximately 58,823,530 ordinary shares; and (c) up to 15,000,000 ordinary shares payable to the transaction introducer, in each case subject to proportionate adjustment for the Share Consolidation; provided that nothing in this proposal shall constitute a waiver of or election not to rely upon any foreign-private-issuer home-country practice available to the Company under Nasdaq Listing Rule 5615(a)(3).

For	Against	Abstain	Broker Non-Vote
20,337,591 (73.729%)	29,535 (0.107%)	7,217,269 (26.164%)	0

The Ancillary Agreements Proposal was approved by the Company’s shareholders representing 73.7% of the votes present at the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGINEX LIMITED

Date: October 9, 2026		/s/ Miles Pelham
	Name:	Miles Pelham
	Title:	Chairman